06006098

AB 3/27/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49178

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1200
(No and Street)

Los Angeles CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene (310) 893-3006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 Northridge CA 91324
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.L. Reed & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 24 day of JAN., 2006

Vicki M. Redhouse
Notary Public

Signature

Chief Financial Officer
Title

VICKI M. REDHOUSE
Commission # 1458104
Notary Public - California
Los Angeles County
My Comm. Expires Dec 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Stockholder of
S.L. Reed & Company

We have audited the accompanying statement of financial condition of S.L. Reed & Company (a California Corporation) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2006

We Focus & Care [SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

S.L. Reed & Company
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 190,961
Commissions receivable	9,577
Deposits held at clearing organization	25,166
Prepaid expenses	12,847
Total assets	$ 238,551

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 3,126
Accounts payable and accrued expenses	7,547
Payable to affiliate	21,165
Liabilities subordinated to claims of general creditors	150,312
Total liabilities	182,150
Stockholder's equity	
Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding	5,000
Additional paid-in capital	197,850
Accumulated deficit	(146,449)
Total stockholder's equity	56,401
Total liabilities and stockholder's equity	$ 238,551

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 709,970
Interest income	2,849
Total revenues	712,819
Expenses	
Overhead allocation from affiliate	330,914
Employee compensation and benefits	198,581
Commissions and floor brokerage	110,499
Interest on subordinated notes	3,337
Taxes, other than income taxes	15,102
Other operating expenses	94,439
Total expenses	752,872
Income (loss) before provision for income taxes	(40,053)
Income tax provision	800
Net income (loss)	$ (40,853)

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2005	$ 5,000	$ 197,850	$ (105,596)	$ 97,254
Net income (loss)	–	–	(40,853)	(40,853)
Balance at December 31, 2005	$ 5,000	$ 197,850	$ (146,449)	$ 56,401

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2005

	Subordinated debt
Balance at January 1, 2005	$ 144,562
Additions (Reductions)	5,750
Balance at December 31, 2005	$ 150,312

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (40,853)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 1,297	
Deposits held at clearing organization	1,930	
Prepaid expenses	(5,411)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(4,437)	
Accrued liabilities	3,872	
Payable to affiliates	5,881	
Commissions payable	2,913	
Total adjustments		6,045
Net cash and cash equivalents provided by (used in) operating activities		(34,808)
Cash flows from investing activities:		–
Cash flows from financing activities		
Increase in liabilities subordinated to claims of general creditors	5,750	
Net cash and cash equivalents provided by (used in) financing activities		5,750
Net increase (decrease) in cash and cash equivalents		(29,058)
Cash and cash equivalents at beginning of year		220,019
Cash and cash equivalents at end of year		$ 190,961

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ 3,337
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began primary operation on March 25, 1997. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 2: COMMISSIONS RECEIVABLE

Commissions receivable represents amounts due from clearing brokers from commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

Note 3: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at December 31, 2005 is as follows;

Liabilities subordinated to the claims of general creditors:	
Interest at 5.75% due March 31, 2006	$ 100,000

This subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has not chosen to include accrued interest on the subordinated note in the subordination agreement and it is thus not available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Accrued subordinated interest payable at December 31, 2005 was $50,312.

Note 4: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with Bear Stearns Securities Corp. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2005 includes interest earned, for a total of $25,166.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company maintains a bank account at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2005, the Company had deposits with financial institutions with uninsured cash balances totaling $43,074. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 7: RELATED PARTY TRANSACTIONS

The Company is 100% owned by Windward Capital Group and is under common ownership with Windward Capital Management Co. ("Windward").

The Company occupies the same premises as Windward, and has an expense sharing agreement with them on a monthly basis. The Company pays Windward a predetermined amount as general overhead allocation for various administrative expenses. For the year ended December 31, 2005, such expenses totaled $330,802. In addition, all employees of the Company are also employed by Windward. At December 31, 2005, the Company owes Windward for expenses of $21,165.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $138,554, which was $133,078 in excess of its required net capital of $5,476; and the Company's ratio of aggregate indebtedness ($82,150) to net capital was 0.59:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity		
Common stock	$ 5,000	
Additional paid-in capital	197,850	
Accumulated deficit	(146,449)	
Total stockholder's equity		$ 56,401
Add:		
Secured demand notes	100,000	
Total additions		100,000
Total capital and allowable subordinated loans		156,401
Less:		
Non-allowable assets		
Prepaid expenses	(12,847)	
Total non-allowable assets		(12,847)
Net capital before haircuts		143,554
Haircuts		(5,000)
Net capital		138,554

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,476	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,476
Excess net capital		$ 133,078
Percentage of aggregate indebtedness to net capital	0.59:1	

There was s $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2005 due to rounding.

See independent auditor's report.

S.L. Reed & Company
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

S.L. Reed & Company
Schedule III - Reconciliation of Net Capital and Reserve Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

S.L. Reed & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Stockholder of
S.L. Reed & Company

In planning and performing our audit of the financial statements and supplemental schedules of S.L. Reed & Company for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by S.L. Reed & Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2006